UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 29 June 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has awarded on 19 June 2020 (“the Award Date”), Award effective 14 February
2020, Conditional Performance Shares to directors and Public Officers of the Company and major subsidiaries in terms of the Gold Fields
Limited 2012 Share Plan (as amended) as set out below.
Performance Shares (PS) are conditionally awarded, based on a share price of R104.7568 being the 3 day VWAP of 26, 27, 28 February 2020.
The number of PS which may settle to a participant on vesting date i.e.
three years from effective date of the award, will be determined by the
Company achieving pre-determined performance conditions as follows:
Relative TSR - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group;

Absolute TSR - Gold Fields share price measured at the start and the end of the performance period; and

Free Cash Flow Margin – achievement of pre-determined FCFM target.

The number of shares to be settled will range from 0% to 200% of the initial conditional award.

Name
TARYN HARMSE
Position Prescribed Officer
No of PS awarded and accepted 72926
Market Price per Share R104.7568
Total Value R7 639 494
Award Acceptance Date 24/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
AVISHKAR NAGASER
Position Prescribed Officer
No of PS awarded and accepted 53222
Market Price per Share R104.7568
Total Value R5 575 366
Award Acceptance Date 26/6/2020
Class of underlying security to Ordinary Shares

which rights attach
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
BRETT MATTISON
Position Prescribed Officer
No of PS awarded and accepted 89250
Market Price per Share R104.7568
Total Value R9 349 544
Award Acceptance Date 26/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
ALEX MUNT
Position
Gold Fields Australia (Pty) Ltd,
GSM Holding Company Limited, Darlot
Holding Company (Pty) Limited
No of PS awarded and accepted 13002
Market Price per Share R104.7568
Total Value R1 362 048
Award Acceptance Date 26/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
PHILLIP WOODHOUSE
Position
Gold Fields Australia (Pty) Ltd,
GSM Holding Company Limited, Darlot
Holding Company (Pty) Limited
No of PS awarded and accepted 9826
Market Price per Share R104.7568
Total Value R1 029 340
Award Acceptance Date 26/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
STUART MATHEWS
Position Gold Fields Australia (Pty) Ltd,

GSM Holding Company Limited, Darlot
Holding Company (Pty) Limited
No of PS awarded and accepted 90471
Market Price per Share R104.7568
Total Value R9 477 452
Award Acceptance Date 26/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
RICHARD BUTCHER
Position Prescribed Officer
No of PS awarded and accepted 46937
Market Price per Share R104.7568
Total Value R4 916 970
Award Acceptance Date 26/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance has been obtained.

29 June 2020
Sponsor:
JP Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 29 June 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer